SWKJ -- SiteWorks Building & Development Co.
Com ($0.001)

Siteworks Building & Development Co.
2534 N Miami Ave
Miami, FL 33140

December 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Reference: Siteworks Building & Development Co. (the "Company") filing on
     Form SB-2/A - Commission File Number 333-126055

Gentlemen:

The Company hereby requests that the above referenced filing on Form SB-2/A, filed July 1, 2005 be withdrawn, effective immediately.

If you have any questions on this matter, please C. Michael Nurse at (305) 573-9339.

Very truly yours,

SITEWORKS BUILDING & DEVELOPMENT CO.

by/s/C. Michael Nurse
C. Michael Nurse
President